FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE

Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

María Teresa Fuentealba
mtfd@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED DECEMBER 31, 2008

(Santiago, Chile, January 28, 2009) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2008. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. December 2007 figures have been adjusted by the year-over-year CPI variation of 8.9% . The figures expressed in US Dollars for both periods were calculated based on the December 31, 2008 exchange rate of 636.45 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income for 2008 amounted to Ch$442,592 million, compared to Ch$209,566 million in 2007. This change is due to a 44% increase in operating income and a 63% improvement in the company’s non-operating result over the comparable period.

Operating income for 2008 was Ch$893,360 million, an increase of 44% compared to the Ch$621,634 million reported for 2007. This better result is mainly due to an increase in operating income of our businesses in Chile and Colombia, and also positively influenced by the result of the conversion to Chilean GAAP of the operations in Colombia and Peru due to exchange rate differences.

The improvement of non-operating result for 2008 is mainly derived from better results from our affiliate company Endesa Brasil and the better result from the application of Chilean Technical Bulletin 64, mainly due to the devaluation of the Colombian peso as applied to the liabilities in that currency.

EBITDA, or operating income plus depreciation and amortization, amounted to Ch$1,145,698 million as of December 31, 2008, a 38% increase over the same period 2007. Endesa Chile does not consolidate the investment in Endesa Brasil, which has been very positive in terms of results.

Consolidated revenues in 2008 were Ch$2,491,588 million, 33% greater than the Ch$1,880,664 million reported the previous year, explained by higher energy revenues in all the countries where we operate.

Consolidated physical sales in 2008 amounted to 55,734 GWh, a 1% increase over 2007. Argentina experienced 11% lower physical sales. Physical sales of our subsidiary El Chocón fell by 1,402 GWh because the reduced dispatch reflecting lower hydrology. On the other hand, Chile, Colombia and Peru increased sales by 3%, 5% and 6% respectively.

Consolidated operating expenses as of December 2008 were Ch$1,549,013 million, an increase of 27% over 2007. The greater use of liquid fuels for thermal generation in Chile, Argentina and Peru, plus their higher prices, largely explain this increase. Selling, general and administrative expenses rose by 22% to Ch$49,215 million as of December 2008.

The most important activities for Endesa Chile in 2008 were the following:

  The inauguration and start-up in combined cycle of the San Isidro II thermal plant, injecting 353 MW into the SIC since January 2008. This plant will reach a capacity of 377 MW once it is operating with liquefied natural gas (LNG) in 2009.

  In March, the unit No.1 of the Taltal plant began its dual operation, permitting the injection of additional 120 MW to the SIC. This plant, although originally designed to operate with natural gas, may now also operate with diesel oil to meet the energy requirements of a non-interrupted and unrestricted supply service even under adverse conditions, thanks to additional investments.

  The start up of commercial operations in June of the Ojos de Agua 9 MW mini-hydroelectric plant in the Maule region, a plant that belongs to Endesa Eco and is registered as a CDM (Clean Development Mechanism) project, which will enable it to trade around 20,870 tons of CO2 per year on the carbon bonds market.

  A 6 year-term bank loan of US$400 million was signed in June on favorable financial terms, which permitted the refinancing of a Yankee bond issued in 1998 for the same amount, which matured on July 15, 2008.

  The highest rating of triple A+, obtained for the Sustainability Report 2007 by the Global Reporting Initiative (GRI), further demonstrates Endesa Chile’s commitment to provide transparent information to all of its stakeholders. The United Nations Global Compact published this document in the “notable” category.

  In December, the Company successfully issued a domestic bond for 10 million Unidades de Fomento, equivalent to US$ 340 million, in just one series, with a 21-year term and a yield of 4.81% (coupon rate of 4.75%). Endesa Chile thus further strengthened its solid financial position, standing in an excellent situation to meet its challenges of 2009.

In 2008, Standard & Poor’s and Fitch Rating upgraded the rating of Peru and Brazil to Investment Grade, countries in which Endesa Chile has investments.

Consolidated Income Statement (Chilean GAAP, Thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	2007	2008	Variance	Change

Operating Revenues	2,954,928	3,914,822	959,895	32.5%
Operating Expenses	(1,914,760)	(2,433,833)	(519,073)	(27.1%)

Gross Income	1,040,168	1,480,990	440,822	42.4%

SG&A	(63,447)	(77,328)	(13,881)	(21.9%)

Operating Income	976,721	1,403,662	426,941	43.7%

Net Financial Income (Expenses)	(263,937)	(261,088)	2,849	1.1%
Interest Income	39,824	45,055	5,231	13.1%
Interest Expense	(303,761)	(306,144)	(2,382)	(0.8%)
Net Income from Related Companies	(17,885)	178,580	196,465	1098.5%
Equity Gains from Related Companies	80,329	187,962	107,633	134.0%
Equity Losses from Related Companies	(98,214)	(9,382)	88,832	90.4%
Net other Non Operating Income (Expense)	(115,213)	(1,353)	113,860	98.8%
Other Non Operating Income	30,656	124,492	93,836	306.1%
Other Non Operating Expenses	(145,869)	(125,845)	20,024	13.7%
Positive Goodwill Amortization	(1,557)	(1,862)	(304)	(19.6%)
Price Level Restatement	15,150	667	(14,483)	(95.6%)
Exchange differences	28,424	(48,021)	(76,445)	(268.9%)

Non Operating Income	(355,018)	(133,077)	221,942	62.5%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	621,702	1,270,585	648,882	104.4%

Income Tax	(194,057)	(300,978)	(106,921)	(55.1%)
Extraordinary Items	-	-	-
Minority Interest	(105,870)	(283,897)	(178,027)	(168.2%)
Negative Goodwill Amortization	7,498	9,698	2,200	29.3%

NET INCOME	329,274	695,407	366,133	111.2%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	2007	2008	Variance	Change

Operating Revenues	1,880,664	2,491,589	610,925	32.5%
Operating Expenses	(1,218,649)	(1,549,013)	(330,364)	(27.1%)

Gross Income	662,015	942,576	280,561	42.4%

SG&A	(40,381)	(49,215)	(8,835)	(21.9%)

Operating Income	621,634	893,360	271,726	43.7%

Net Financial Income (Expenses)	(167,983)	(166,170)	1,813	1.1%
Interest Income	25,346	28,676	3,329	13.1%
Interest Expense	(193,329)	(194,845)	(1,516)	(0.8%)
Net Income from Related Companies	(11,383)	113,657	125,040	1098.5%
Equity Gains from Related Companies	51,125	119,628	68,503	134.0%
Equity Losses from Related Companies	(62,509)	(5,971)	56,537	90.4%
Net other Non Operating Income (Expense)	(73,327)	(861)	72,466	98.8%
Other Non Operating Income	19,511	79,233	59,722	306.1%
Other Non Operating Expenses	(92,838)	(80,094)	12,744	13.7%
Positive Goodwill Amortization	(991)	(1,185)	(194)	(19.6%)
Price Level Restatement	9,642	425	(9,218)	(95.6%)
Exchange differences	18,090	(30,563)	(48,653)	(268.9%)

Non Operating Income	(225,951)	(84,697)	141,255	62.5%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	395,683	808,664	412,981	104.4%

Income Tax	(123,507)	(191,557)	(68,050)	(55.1%)
Extraordinary Items	-	-	-
Minority Interest	(67,381)	(180,686)	(113,305)	(168.2%)
Negative Goodwill Amortization	4,772	6,172	1,400	29.3%

NET INCOME	209,566	442,592	233,026	111.2%

Analysis of the Business by Country

In Argentina, operating income was Ch$18,009 million, compared to Ch$27,828 million in 2007, a reduction of 35%. The reduced hydrology required a larger contribution by thermal plants using expensive liquid fuels. Its efficient production and commercial policy enabled Endesa Costanera to increase operating income by Ch$5,861 million to Ch$6,284 million, as a result of a 31% increase in revenues mainly due to the rising in average tariffs. This was partially offset by a 28% increase in operating expenses. On the other hand, El Chocón showed a reduction in operating income by Ch$15,639 million to Ch$11,918 million in 2008, due to a 35% fall in physical sales, explained by the reduced dispatch caused by low hydrology.

Colombia’s operating income amounted to Ch$262,971 million in 2008, 51% higher than in 2007. This improvement is mainly explained by the effect of the conversion to Chilean GAAP due to exchange rate fluctuations with respect to the dollar in Chile and Colombia, and also by higher average sales prices and a 5% greater sales volume, which reached 16,368 GWh, with better hydraulic dispatch. All of these show the good performance of our operations in that country. On the other hand, operating expenses for their part rose by 34%, mainly due to higher tolls and larger purchases of energy and power.

In Peru, operating income was Ch$54,372 million, which represents a rise of 9% with respect to the Ch$50,105 million generated in 2007. This increase is explained by the effect of the conversion to Chilean GAAP following US dollar exchange rate fluctuations in Chile and Peru. In 2008 physical sales rose by 6% and average prices were higher compared to 2007. Operating expenses increased by 48%, partly explained by the conversion to Chilean GAAP, but also as a result of greater thermal generation with diesel because of maintenance works on the Camisea pipeline, which transports the natural gas, and also due to the congestion on the transmission lines and pipelines, plus larger and more expensive energy purchases.

In Chile, revenues amounted to Ch$1,398,349 million as of December 2008, 97% of which derived from the generating business and the rest from other revenues coming mainly from engineering services. In the generation business, operating income was Ch$550,712 million, 51% up on the Ch$363,843 million accounted in 2007. This rise is mainly the result of an increase in revenues as the average price remained relatively high during 2008. Operating expenses rose by 21% to Ch$786,692 million, notable being Ch$144,387 million of higher fuel costs because of the greater thermal generation with expensive oil during most of the year. The production of 19,807 GWh in the year 2008 showed an increase of 5.5% over the year before.

Non-Operational Analysis

Non-operating loss in 2008 amounted to Ch$84,697 million, which compares to a loss of Ch$225,951 million in 2007, thus positively affecting the Company’s net income for 2008. The principal variations in the non-operating result are as follows:

Net income from investments in related companies increased by Ch$125,040 million in 2008 compared to 2007. This variation is basically explained by Ch$68,203 million of improved results from the affiliate company Endesa Brasil S.A. in 2008 and also by the investment impairment booked by GasAtacama Holding Ltda. in 2007 for an amount of Ch$53,242 million.

Net other non-operating income and expenses showed an improvement of Ch$72,466 million, mainly explained by Ch$84,090 million of better result of the conversion adjustment (Technical Bulletin 64 of the Chilean Institute of Accountants) of our foreign subsidiaries, mainly in Colombia and Peru, by Ch$9,963 million of reduced provisions for capital tax in Colombia, and by Ch$4,522 million of reduced provisions for contingencies and litigation. This was partially offset by Ch$18,595 million of taxes on the dissolution of Cono Sur and the agency of Endesa Chile in the Cayman Islands, and by Ch$5,730 million of larger net expenses in resettlements of energy and capacity.

Consolidated financial expenses rose by Ch$1,516 million, from Ch$193,329 million in 2007 to Ch$194,845 million in 2008, an increase of 0.8% . Financial income rose by Ch$3,329 million, from Ch$25,346 million in 2007 to Ch$28,675 million in 2008, mainly in Chile due to higher average cash balances maintained as a conservative measure to face the complicated situations of the global financial markets .

Price-level restatements showed a negative change of Ch$9,218 million, mainly due to the effect of higher inflation in 2008, which reached 8.9%, compared to 7.4% in 2007. This change affects non-monetary assets and liabilities and certain monetary items, mainly bonds denominated in U.F., plus the restatement of the income statement accounts.

Exchange rate differences showed a negative variation of Ch$48,653 million in 2008 compared to 2007, passing from a gain of Ch$18,090 million in 2007 to a loss of Ch$30,563 million in 2008. This is mainly explained by fluctuations in the exchange rate between both years. In 2008, the Chilean peso depreciated against the dollar by 21.9% in contrast to a 7.1% appreciation of the peso in 2007.

Taxes rose by Ch$68,050 million in 2008 compared to the previous year. Consolidated income tax amounted to Ch$191,557 million, comprising a charge for income tax of Ch$164,363 million and Ch$27,194 million of deferred taxes. Income tax showed an increase over 2007 of Ch$77,238 million, related to taxable income, mainly in Endesa Chile, Pehuenche, Pangue, and Emgesa in Colombia. Deferred taxes showed a reduction of Ch$9,188 million compared to 2007.

Investments

Endesa Chile is constructing and studying several projects in Chile, Colombia and Peru. The projects in Chile will contribute approximately with 680 MW to the electricity grid in the period 2009-2011, with an investment of approximately US$990 million. In Peru, the entry of new capacity in the same period will reach 188 MW and the estimated investment is US$90 million. In the case of Colombia, the entry of new capacity will be completed in 2014 to reach 400 MW, and will represent an estimated investment of over US$650 million.

Reinforcing Endesa Chile’s commitment to sustainability and within the non-conventional renewable energy (NCRE) project development initiatives, following the commercial start-up in December 2007 of the Canela 18 MW wind farm, the company, Endesa Eco, has acquired an adjoining land and signed an order to proceed to Acciona Windpower for the supply of 40 wind-generators for producing additional 60 MW, with an estimated investment of US$150 million. On April 28, 2008, the environmental impact declaration (EID) was submitted to the Coquimbo Region Corema (regional environmental authority) for the Canela II wind farm project; the favorable qualification resolution was granted on September 9, 2008. Because of the modifications made to the project by the new micrositting of the wind generators, a new EID “Relocation of Canela II Wind Farm wind generators” was submitted to the environmental impact assessment system (EIAS) on November 14, 2008. On December 10, the civil works contract was awarded to the construction company Logro (a subsidiary of S igdo Koppers), the hand-over of the site being formalized on December 15, 2008. The wind farm will start operating in the last quarter of 2009.

In mid January 2008, two months ahead of the original schedule, the San Isidro II plant completed the closing of the combined cycle to achieve a total capacity of 353 MW. Taking into account both the open and combined cycle stages, the project required a total investment of US$ 233 million. In 2009, once liquefied natural gas (LNG) is available in Chile, the plant will reach its full capacity of 377 MW. The earlier start-up of this plant provided an important support for the complex energy supply situation in early 2008.

As part of its strategy for ensuring reliable and diversified energy sources, the Company is actively taking part in the Chilean government-promoted initiative to diversify the energy matrix through the Quintero LNG project, with a 20% holding in the ownership of the re-gasification terminal, together with Enap, Metrogas and British Gas, the latter being the gas supplier. Its estimated investment is approximately US$1,050 million and will be operating in fast-track mode in mid 2009, and definitively in 2010.

Endesa Chile, concerned about Chile’s tight electricity supply situation over the next few years, began the operation of unit No.1 of the Taltal plant, with an additional installed capacity of 120 MW operating with diesel, obtained from a unit that originally was designed to operate with Argentine natural gas.

Similarly, in August 2008, the Valparaíso region environmental authority (Corema) issued the RCA (environmental qualification resolution) with the approval of the EIA (environmental impact declaration) for the Quintero thermal-generation project, consisting of an open cycle to operate with diesel oil until LNG is available. The plant will have a capacity of 250 MW and will be located alongside the Quintero regasification plant. In September 2007, Endesa Chile awarded to General Electric (GE) the supply of two 125 MW turbines and, in January 2008, it awarded the EPC contract to Sigdo Koppers. As of December 18, all the equipment for the project has already arrived at the site, thus enabling the start of the assembly works. The total investment in the Quintero project is estimated to be approximately US$140 million and start-up is expected during the first half of 2009.

Regarding the development and progress of the HidroAysén hydroelectric project, in which Endesa Chile holds a 51% shareholding and Colbún S.A. the remaining 49%, and whose installed capacity would be 2,750 MW, this generation project’s environment impact assessment (EIA) was submitted to the environmental authority on August 14. The preparation of this assessment was prepared by an international consortium comprising SWECO, POCH Ambiental and EPS, has involved a total investment of US$14 million and the participation of 8 top-level academic centers. The EIA is in process and the first request for clarifications has been issued, for which the company is preparing the corresponding answers. HidroAysén has mandated the transmission company Transelec to make the design and route studies for the construction and transmission service of the high voltage direct current (HVDC) line to bring the plants’ energy and power to the SIC.

Construction works have continued on the Bocamina II coal-fired plant in the town of Coronel in Chile’s Eighth Region. With a capacity of 370 MW, this plant will have the latest technologies for reducing emissions and it is expected to commence operations in the second half of 2010. The estimated investment is US$700 million and the works are already well progressed, while the Company solved favorably the progress of the construction works.

On April 16, 2008, the Maule regional environmental authority approved the environmental impact assessment of the Los Cóndores pass-through hydroelectric project, with a capacity of approximately 150 MW and an average annual generation of 560 GWh. This plant will use the waters of the Lake Maule and will be located in San Clemente, Talca. The estimated investment is approximately US$ 400 million and its start up is planned for the first quarter of 2013. Construction works will begin the first quarter of this year.

On June 27, 2008, Endesa Eco started operating its Ojos de Agua pass-through hydroelectric plant, located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from the Lake La Invernada. The investment in this 9 MW plant was US$ 28 million.

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant, which will operate with gas from Camisea, a project that will require an investment of approximately US$ 90 million. This project will increase Edegel’s installed capacity to 1,654 MW and will enable it to keep up with fast-growing electricity demand in the Peruvian market.

In Colombia, following the conclusion of the Assignment of Firm Energy Obligations process for projects coming into operation between December 2014 and November 2019, the Colombian Ministry of Mines and Energy selected in June the assignment of Emgesa’s El Quimbo hydroelectric project. With an estimated investment of over US$650 million, the project will have an installed capacity of 400 MW, will be built in Huila on the river Magdalena, upstream from the Betania plant, and should start providing energy supplies by December 2014.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made an investment of US$160 million, including loans of US$42 million, holding 21% shareholdings in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building combined-cycle generating power plants of 800 MW each, both of which started operations in open cycle during 2008. Both plants are estimated to operate in combined cycle during the second half of 2009. From that moment, our companies will begin to recover their credits from the cash flows generated by the projects through their production sales contracts with the MEM.

Financing

Facing the complex perspective of the global markets, Endesa Chile has maintained its access to the financial markets.

In June 2008 Endesa Chile signed a six year term bank loan for US$400 million, of which US$200 million are at fixed term and US$200 million are revolving. Endesa Chile thus secured the refinancing of the Yankee bond of the same amount which matured on July 15, 2008.

In addition, Endesa Chile in 2008 made drawings under its revolving credit facilities for a total of US$234 million. Therefore, as of December 31, 2008, the Company had US$450 million withdrawn out of a total of US$850 million available.

In December 2008, Endesa Chile issued a bond on the domestic market for UF 10 million (close to US$340 million) with a 21-year term and repayments starting in the tenth year. The yield was 4.81% . Endesa Chile has thus secured part of the refinancing of the Yankee bond that matures in April 2009 for US$400 million.

Regarding the financing activities of Endesa Chile’s consolidated foreign subsidiaries, a series of transactions were carried out in 2008 to refinance short-term loans and extend the average life of the debt.

The most active foreign subsidiary in terms of issues was the Peruvian Edegel which, in 2008, made three bond issues for a total of approximately US$29 million, at terms of between 6 and 20 years. In September, Edegel contracted new debt of US$30 million for a 5-year term. The proceeds of these new financings were to refinance programmed maturities. In addition, in March Edegel contracted a financial leasing for US$90 million for a 9-year term, to finance the Santa Rosa project.

As of December 31, 2008, Endesa Chile’s consolidated financial debt amounted to US$4,343 million, 6.6% higher than the same date 2007. Endesa Chile’s liquidity reached US$1,104 million, which allows the Company to finance upcoming maturities and investments under development.

Regarding the financial activities of Endesa Chile’s affiliate companies, the financing for GNL Quintero was completed on June 21. Endesa Chile has a 20% share in this company. The amount of the project finance is for up to US$1,110 million, with a 15-year term.

Sustainability and the Environment

In July 2008, Endesa Chile was recognized as one of the companies notable for their environmental concern for the rising from tenth to eighth place in the ranking of the “Most Respected Companies 2008”, a study prepared by Adimark GfK on behalf of La Segunda newspaper. Endesa Chile was the only electricity generation company appearing in this category.

In September 2008, the United Nations Global Compact published on its web site, in the “Notable” category, Endesa Chile’s latest Communication of Progress (COP) which was reported through its Sustainability Report 2007. As in the previous year, the company thus forms part of a select group of companies around the world which have obtained this important classification during this year, making it a benchmark in the preparation of COPs. Endesa Chile actively took part during the year in meetings of the Global Compact Executive Committee in Chile and of the Environment Committee. The Company’s chief executive has been invited to chair the Executive Committee in 2009.

Also in September, the Swiss agency Sustainable Asset Management (SAM Research) provided the results of the evaluation of Endesa Chile in corporate sustainability. The company’s score was 76 percentage points, 19 points above the average of the 33 companies evaluated (57 points), placing it within the range of the world’s leaders in sustainability (which obtained scores of between 70 and 83 points).

Endesa Chile obtained third place in the ranking of the “Ten best companies for working mothers and fathers 2008”, prepared by Fundación Chile Unido and the Ya magazine of El Mercurio newspaper.

In 2008, all of the installed capacity of Endesa Chile and subsidiaries was certified under ISO 14000 (environmental certification) and also under OSHAS 18000 (health and safety certification), which has been also extended to the new power plants that recently started-up operations..

Recently, in January 2009, Endesa Chile was awarded the distinction of “Silver Class” in the evaluation of corporate sustainability made by the Swiss agency SAM (Sustainable Asset Management) together with PricewaterhouseCoopers, forming part of a select group of companies in the electricity sector at the global level that were praised in the Sustainability Yearbook 2009 edited by SAM and PwC. Out of a total universe of 107 electricity companies that form part of the 2,500 companies in the Dow Jones Index, 46 electricity companies were submitted to an exhaustive evaluation by SAM of corporate sustainability. The evaluation considered various aspects of the economic, environmental and social dimensions, with a total of 98 questions. Endesa Chile has finished among the 6 electricity companies with the best performance in sustainability.

Conclusion

The solid results for 2008 are basically explained by those of Chile, Colombia and Brazil. In Chile, the suitable commercial policy and the better hydrology have offset the high fuel prices during the year. Additionally, the results in Colombia benefited from the effect of exchange rate fluctuations, higher average prices and greater sales volumes. Endesa Chile’s consolidated operating income increased by 44% and EBITDA grew by 38%. The results of Endesa Brasil in 2008 greatly contributed to the improvement of non-operating income.

Endesa Chile is operating in a world that is experiencing a financial crisis with increasing market volatility. Despite the latter, the Company maintains suitable liquidity and a solid balance sheet to face upcoming challenges, like the refinancing of debt during 2009 and the numerous and varied projects that Endesa Chile is working on to face energy requirements in an environment of growing long-term energy demand. The projects expected to start up in the period 2009-2011 amount to 680 MW in Chile, including Canela II (60 MW), Bocamina II (370 MW) and the Quintero open-cycle (250 MW). In Peru, 188 MW will enter the grid in the same period following the expansion of the Santa Rosa plant.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of December 2007	As of December 2008	Variance	Change

Current Assets	1,152,631	1,836,424	683,793	59.3%
Fixed Assets	7,127,270	7,920,115	792,844	11.1%
Other Assets	938,190	1,465,640	527,450	56.2%

Total Assets	9,218,092	11,222,179	2,004,087	21.7%

Table 2.1

Assets (Million Ch$)	As of December 2007	As of December 2008	Variance	Change

Current Assets	733,592	1,168,792	435,200	59.3%
Fixed Assets	4,536,151	5,040,757	504,606	11.1%
Other Assets	597,111	932,806	335,695	56.2%

Total Assets	5,866,854	7,142,356	1,275,501	21.7%

The Company’s total assets as of December 31, 2008 showed an increase of Ch$1,275,502 million compared to the year before, mainly due to the following:

Current assets increased by Ch$435,200 million, mainly explained by an increase in other current assets of Ch$346,111 million, basically securities held under repurchase agreements; an increase in cash and banks, time deposits and marketable securities of Ch$247,189 million and in trade accounts receivable of Ch$46,414 million. This was partially offset by reductions in notes and accounts receivable from related companies of Ch$119,348 million, basically a transfer to long term of a loan to the affiliate company Atacama Finance Co. and payment of a loan of the affiliate company GNL Quintero S.A.; a reduction in inventories and recoverable taxes of Ch$53,623 million, basically fuel, lower recoverable taxes and VAT fiscal credit; and a fall in sundry debtors of Ch$33,307 million.

Fixed assets show an increase of Ch$504,606 million, explained by the acquisition of fixed assets in the year for approximately Ch$363,000 and the effect of the real exchange rate on the fixed assets of foreign subsidiaries for approximately Ch$392,000 (using the methodology of keeping non-monetary assets in US dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants), partially offset by depreciation of fixed assets for the year of Ch$250,505 million and sales of fixed assets of Ch$471 million.

Other assets show an increase of Ch$335,696 million, basically explained by an increase in investments in related companies of Ch$205,332 million, mainly the affiliate companies Endesa Brasil, Centrales Hidroeléctricas de Aysén and GNL Quintero S.A., and an increase in notes and accounts receivable from related companies of Ch$109,601 million, mainly the transfer from short term of receivables from the affiliate company Atacama Finance Co.

Table 3

Liabilities (Thousand US$)	As of December 2007	As of December 2008	Variance	Change

Current liabilities	1,188,581	1,918,629	730,047	61.4%
Long-term liabilities	3,287,994	3,714,359	426,365	13.0%
Minority interest	1,517,504	1,874,015	356,511	23.5%
Equity	3,224,013	3,715,176	491,164	15.2%

Total Liabilities	9,218,092	11,222,179	2,004,087	21.7%

Table 3.1

Liabilities (Million Ch$)	As of December 2007	As of December 2008	Variance	Change

Current liabilities	756,473	1,221,111	464,639	61.4%
Long-term liabilities	2,092,644	2,364,004	271,360	13.0%
Minority interest	965,815	1,192,717	226,901	23.5%
Equity	2,051,923	2,364,524	312,601	15.2%

Total Liabilities	5,866,854	7,142,356	1,275,501	21.7%

Current liabilities rose by Ch$464,639 million, mainly due to an increase in bonds payable of Ch$277,424 million, principally the transfer from long term of bonds of Endesa Chile and Edegel S.A., net of payments made; an increase in withholdings and income tax of Ch$54,513 million; an increase in notes and accounts payable to related companies of Ch$67,345 million, basically Codensa S.A.; and rises in accounts payable of Ch$ 54,139 and in bank borrowings of Ch$40,260 million. This was partially offset by a reduction in dividends payable of Ch$21,014 million.

Long-term liabilities grew by Ch$271,360 million, mainly explained by the increase in bank borrowings of Ch$297,847 million, basically in Endesa Chile; an increase in sundry creditors of Ch$45,896 million, mainly the leasing of Edegel, and an increase in deferred taxes of Ch$17,692 million. This was partially offset by a reduction in bonds payable of Ch$108,702 million, mainly due to transfers to short term in Endesa Chile, Emgesa and Edegel net of new issues of Endesa Chile and Edegel, and the effect of the exchange rate net of inflation on US dollar bonds.

The minority interest rose by Ch$226,901 million, equivalent to 23.5%, due to increases in the shareholders’ equity of companies due to the year’s results and the effect of the US dollar-Chilean peso exchange rate.

Shareholders’ equity increased by Ch$312,601 million compared to December 2007. This is mainly explained by the increase in net income for the year of Ch$233,026 million, an increase in retained earnings of Ch$88,241 million and in other reserves of Ch$15,791 million, partially offset by an increase in interim dividends of Ch$24,456 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2009	2010	2011	2012	2013	Balance	TOTAL

Chile	632,708	263,585	212,974	17,271	413,732	1,307,457	2,847,727

Endesa Chile (*)	632,708	263,585	212,974	17,271	413,732	1,307,457	2,847,727

Argentina	109,883	74,556	80,746	24,066	24,738		313,990

Costanera	76,133	51,222	39,080	24,066	24,738		215,240
Chocón	33,749	23,333	41,667				98,749

Perú	116,477	52,515	74,171	90,050	42,798	111,302	487,313

Edegel	116,477	52,515	74,171	90,050	42,798	111,302	487,313

Colombia	192,335		178,286	135,947		187,200	693,767

Emgesa	192,335		178,286	135,947		187,200	693,767

TOTAL	1,051,402	390,655	546,177	267,335	481,268	1,605,959	4,342,797

Table 4.1

(Million Ch$)	2009	2010	2011	2012	2013	Balance	TOTAL

Chile	402,687	167,759	135,547	10,992	263,320	832,131	1,812,436

Endesa Chile (*)	402,687	167,759	135,547	10,992	263,320	832,131	1,812,436

Argentina	69,935	47,451	51,391	15,317	15,745		199,839

Costanera	48,455	32,600	24,872	15,317	15,745		136,990
Chocón	21,480	14,851	26,519				62,849

Perú	74,132	33,423	47,206	57,313	27,238	70,838	310,150

Edegel	74,132	33,423	47,206	57,313	27,238	70,838	310,150

Colombia	122,411		113,470	86,523		119,143	441,548

Emgesa	122,411		113,470	86,523		119,143	441,548

TOTAL	669,165	248,633	347,614	170,146	306,303	1,022,112	2,763,973

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón
(*) Includes excersice in 2009 of put option of Yankee Bond for MMUS$ 220

Table 5

Indicator	Unit	As of December 2007	As of December 2008	Change

Liquidity	Times	0.97	0.96	(1.0%)
Acid ratio test (*)	Times	0.75	0.58	(22.7%)
Leverage (**)	Times	0.94	1.01	7.4%
Short-term debt	%	26.6	34.1	28.3%
Long-term debt	%	73.4	65.9	(10.2%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at December 2008 was 0.96:1, a 1% reduction compared to December 2007. The acid test ratio was 0.58:1, a decrease of 22.7% compared to December 2007, mainly explained by the increase in bonds payable maturing in the short term.

The debt ratio at December 2008 was 1.01:1, a 7.4% increase compared to the same date of the previous year.

Consolidated Balance Sheet (Chilean GAAP)

Table 6

ASSETS	Million Ch$		Thousand US$

	As of December 2007	As of December 2008	As of December 2007	As of December 2008

CURRENT ASSETS
Cash	21,124	54,516	33,190	85,657
Time Deposits	48,213	172,001	75,753	270,251
Marketable Securities	11,222	101,230	17,632	159,054
Accounts Receivable, net	230,007	276,421	361,391	434,317
Notes receivable	-	-	-	-
Other accounts receivable	65,389	32,083	102,741	50,409
Amounts due from related companies	191,610	72,263	301,061	113,540
Inventories, net	56,942	44,286	89,468	69,583
Income taxes recoverable	70,656	29,687	111,016	46,645
Prepaid expenses	4,989	6,144	7,839	9,654
Deferred taxes	3,141	3,751	4,936	5,893
Other current assets	30,299	376,410	47,607	591,422

Total currrent assets	733,592	1,168,792	1,152,631	1,836,424

PROPERTY, PLANT AND EQUIPMENT
Property	57,654	62,246	90,587	97,802
Buildings and Infrastructure	6,400,803	7,024,803	10,057,039	11,037,479
Plant and equipment	1,246,793	1,480,904	1,958,980	2,326,819
Other assets	184,098	332,199	289,258	521,957
Technical appraisal	13,976	14,012	21,959	22,016
Sub - Total	7,903,323	8,914,165	12,417,823	14,006,072
Accumulated depreciation	(3,367,172)	(3,873,408)	(5,290,553)	(6,085,958)

Total property, plant and equipment	4,536,151	5,040,757	7,127,270	7,920,115

OTHER ASSETS
Investments in related companies	483,551	688,883	759,763	1,082,383
Investments in other companies	4,499	4,605	7,069	7,236
Positive Goodwill	10,732	10,882	16,862	17,098
Negative goodwill	(40,297)	(41,093)	(63,316)	(64,565)
Long-term receivables	90,698	94,691	142,507	148,779
Amounts due from related companies	0	109,602	1	172,208
Intangibles	27,505	34,277	43,217	53,857
Accumulated amortization	(10,777)	(14,466)	(16,932)	(22,729)
Others	31,199	45,425	49,020	71,373

Total other assets	597,111	932,806	938,190	1,465,640

TOTAL ASSETS	5,866,854	7,142,356	9,218,092	11,222,179

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of December 2007	As of December 2008	As of December 2007	As of December 2008

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	28,788	69,048	45,233	108,489
Current portion of long-term debt due to banks and fin. inst.	72,962	67,275	114,638	105,704
Notes Payable	-	-	-	-
Current portions of bonds payable	279,465	556,889	439,100	874,992
Current portion of other long-term debt	25,498	35,081	40,063	55,120
Dividends payable	25,619	4,605	40,253	7,235
Accounts payable and accrued expenses	210,127	264,267	330,155	415,220
Miscellaneous payables	27,407	18,255	43,062	28,683
Amounts payable to related companies	17,144	84,489	26,937	132,751
Provisions	32,163	33,745	50,535	53,020
Withholdings	21,737	30,543	34,153	47,989
Income Tax	8,981	54,689	14,111	85,928
Deferred Income	684	401	1,075	629
Deferred Taxes	-	-	-	-
Other current liabilities	5,897	1,825	9,266	2,867

Total current liabilities	756,473	1,221,111	1,188,581	1,918,629

LONG-TERM LIABILITIES
Due to banks and financial institutions	316,697	614,543	497,598	965,579
Bonds payable	1,395,877	1,287,175	2,193,224	2,022,430
Due to other institutions	68,659	81,089	107,878	127,408
Accounts payable	79,362	125,258	124,695	196,807
Amounts payable to related companies	-	-	-	-
Accrued expenses	30,338	30,373	47,667	47,722
Deferred taxes	173,087	190,780	271,958	299,756
Other long-Term liabilities	28,624	34,786	44,974	54,656

Total Long-term liabilities	2,092,644	2,364,004	3,287,994	3,714,359

Minority interest	965,815	1,192,717	1,517,504	1,874,015

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,331,714	1,331,714	2,092,410	2,092,410
Capital revaluation reserve	-	-	-	-
Additional paid-in capital-share premium	261,232	261,232	410,452	410,452
Other reserves	(176,405)	(160,614)	(277,171)	(252,360)
Total Capital and Reserves	1,416,541	1,432,332	2,225,691	2,250,502

Retained Earnings
Retained earnings	445,556	533,797	700,064	838,709
Net Income	209,566	442,592	329,274	695,407
Interim dividend	(19,740)	(44,196)	(31,016)	(69,442)
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	635,382	932,192	998,322	1,464,674

Total Shareholders' Equity	2,051,923	2,364,524	3,224,013	3,715,176

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,866,854	7,142,356	9,218,092	11,222,179

BOOK AND ECONOMIC VALUE OF THE ASSETS

Fixed asset values are adjusted in accordance with the accounting criteria of the Chilean Superintendency of Securities and Insurance Companies, in its Circulars 550 and 566 of 1985.

Depreciation is calculated on the assets’ restated value of the goods, according to the remaining useful life of each asset.

Investments in related companies are shown valued at their proportional equity value. In the case of foreign companies, the application of this method has been made on financial statements prepared in accordance with the rules set out in Technical Bulletins 72 and 64 of the Chilean Institute of Accountants.

Intangible assets are corrected monetarily and are being amortized in accordance with the rules set out in Technical Bulletin 55 of the Chilean Institute of Accountants.

In accordance with Circular 150 of January 31, 2003 of the Superintendency of Securities and Insurance Companies, the Company has evaluated the recoverability of the assets related to its investments in accordance with the terms of Technical Bulletin 72 of the Chilean Institute of Accountants. As a result, it has been determined that there is no deterioration related to the businesses acquired except in the case of Endesa Chile’s investment in Inversiones GasAtacama Holding Ltda. in 2007, whose test determined that the recoverable value is below its book value, for which an allowance was made that same year.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Investments in securities under repurchase agreements are shown at the investment value plus the proportion of the corresponding interest at the rate implicit in the transaction.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to generally accepted accounting principles and rules, and the relevant instructions of the Superintendency of Securities and Insurance Companies, as set out in Note 2 to the financial statements.

Consolidated Cash Flow (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	2007	2008	Variance	Change

Operating	718,377	1,361,905	643,527	89.6%
Financing	(251,395)	7,839	259,235	103.1%
Investment	(541,026)	(436,937)	104,089	19.2%

Net cash flow of the period	(74,044)	932,807	1,006,851	1359.8%

Table 7.1

Effective Cash Flow (Million Ch$)	2007	2008	Variance	Change

Operating	457,211	866,784	409,573	89.6%
Financing	(160,001)	4,989	164,990	103.1%
Investment	(344,336)	(278,089)	66,247	19.2%

Net cash flow of the period	(47,125)	593,685	640,810	1359.8%

Operating activities generated a positive cash flow of Ch$866,784 million, an increase of 89.6% compared to 2007. This is composed of the net income for the year of Ch$442,592 million, plus charges to income not representing net cash flows of Ch$132,281 million, changes in assets affecting cash flow of Ch$10,763 million, changes in liabilities affecting cash flow of Ch$100,447 million, gain on the sale of assets of Ch$15 million, and minority interest of Ch$180,686 million.

Financing activities generated a positive cash flow of Ch$4,989 million, an increase of 103.1% compared to 2007. This consisted of the drawing of loans and bond issues for Ch$619,576 million, loans received from related companies of Ch$67,651 million and other sources of finance of Ch$456 million. This was offset by the repayment of loans and bonds of Ch$393,492 million, the payment of dividends of Ch$282,015 million and other disbursements of Ch$621 million.

Investment activities generated a negative flow of Ch$278,089 million, explained by acquisitions of fixed assets of Ch$290,179 million, documented loans to related companies of Ch$53,161 million, permanent investments of Ch$19,865 million and other investment disbursements of Ch$8,317 million, offset by the collection of other loans to related companies of Ch$85,217 million, fixed asset sales proceeds of Ch$471 million, sales of permanent investments of Ch$7,731 and other investment income of Ch$14 million.

Consolidated Cash Flow from Foreign Operations (Chilean GAAP)

Table 8

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Dic. 2007	As of Dic. 2008	As of Dic. 2007	As of Dic. 2008	As of Dic. 2007	As of Dic. 2008	As of Dic. 2007	As of Dic. 2008	As of Dic. 2007	As of Dic. 2008	As of Dic. 2007	As of Dic. 2008

Argentina	564.4	601.5	11,660.1	334.2					2,588.4	1,314.7	14,813.0	2,250.4
Peru			14,032.6	9,961.0	4,776.0						18,808.6	9,961.0
Brazil			73,916.5	57,720.7							73,916.5	57,720.7
Colombia			51,876.9	60,917.0							51,876.9	60,917.0

Total	564.4	601.5	151,486.1	128,932.9	4,776.0				2,588.4	1,314.7	159,414.9	130,849.0

(1) The figures are expressed at exchange rate of Ch$ 636.45 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	2007	2008	2007	2008

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	209,566	442,592	329,274	695,407

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(413)	15	(648)	23
(Profit) loss in sale of investments	(3,352)	-	(5,267)	-
Charges (credits) which do not represent cash flows:	244,129	132,281	383,579	207,842
Depreciation	210,151	250,505	330,192	393,597
Amortization of intangibles	1,330	1,833	2,090	2,880
Write-offs and provisions	155	411	243	645
Amortization of positive goodwill	991	1,185	1,557	1,862
Amortization of negative goodwill (less)	(4,772)	(6,172)	(7,498)	(9,698)
Accrued profit from related companies (less)	(51,125)	(119,628)	(80,329)	(187,962)
Accrued loss from related companies	62,509	5,971	98,214	9,382
Net, price-level restatement	(9,642)	(425)	(15,150)	(667)
Net exchange difference	(18,090)	30,563	(28,424)	48,021
Other credits which do not represent cash flow (less)	(1,177)	(46,771)	(1,849)	(73,487)
Other charges which do not represent cash flow	53,800	14,810	84,532	23,269
Assets variations which affect cash flow:	(223,467)	10,763	(351,114)	16,911
Decrease (increase) in receivable accounts	(138,798)	(68,887)	(218,082)	(108,237)
Decrease (increase) in inventories	(29,802)	12,192	(46,825)	19,157
Decrease (increase) in other assets	(54,866)	67,458	(86,207)	105,991
Liabilities variations which affect cash flow:	163,366	100,447	256,684	157,824
Accounts payable related to operating results	226,733	(60,847)	356,246	(95,604)
Interest payable	(20,330)	(398)	(31,943)	(625)
Income tax payable	19,203	118,039	30,172	185,464
Accounts payable related to non operating results	13,150	8,388	20,661	13,179
Accrued expenses and withholdings	(75,389)	35,266	(118,452)	55,411
Minority Interest	67,381	180,686	105,870	283,897

Net Positive Cash Flow Originated from Operating Activities	457,211	866,784	718,377	1,361,905

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	3,071	-	4,825	-
Proceeds from loans wired	180,915	387,187	284,256	608,354
Proceeds from debt issuance	166,324	232,389	261,332	365,134
Proceeds from loans obtained from related companies	43,256	67,651	67,964	106,294
Capital distribution	(3,690)	-	(5,799)	-
Other financing sources	-	457	-	717
Dividends paid	(257,790)	(282,015)	(405,044)	(443,107)
Loans, debt amortization (less)	(173,693)	(165,883)	(272,909)	(260,638)
Issuance debt amortization(less)	(117,892)	(227,609)	(185,233)	(357,623)
Amortization of loans obtained from related companies	-	(6,566)	-	(10,316)
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(502)	(621)	(788)	(976)

Net Cash Flow Originated from Financing Activities	(160,001)	4,989	(251,395)	7,839

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	3,244	471	5,097	740
Sale of related companies	9,119	7,731	14,328	12,147
Sale of other investments	-	-	-	-
Collection upon loans to related companies	-	85,217	-	133,895
Other income on investments	47,015	14	73,870	22
Additions to fixed assets (less)	(225,455)	(290,179)	(354,239)	(455,933)
Investments in related companies (less)	(41,582)	(19,865)	(65,335)	(31,212)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(89,123)	(53,161)	(140,031)	(83,528)
Other investment disbursements(less)	(47,553)	(8,317)	(74,716)	(13,068)

Net Cash Flow Originated from Investment activities	(344,336)	(278,089)	(541,026)	(436,937)

Net Positive Cash Flow for the period	(47,125)	593,685	(74,044)	932,807

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(24,789)	(1,297)	(38,948)	(2,039)
NET VARIATION OF CASH AND CASH EQUIVALENT	(71,914)	592,387	(112,992)	930,768
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	181,886	109,972	285,782	172,790

FINAL BALANCE OF CASH AND CASH EQUIVALENT	109,972	702,360	172,790	1,103,559

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

• The nationalization of private pension funds and the consequent elimination of the AFJPs resulted in forty companies acquiring Argentine state shareholders, although in no case exceeding 27% of their market value. Banks, gas companies, electricity companies, cereal producers, oil companies, etc. thus will become state-owned assets.

• The Senate unanimously approved the law prohibiting the import and sale of incandescent light bulbs for residential use with effect from December 2010. This law points to a reduction in energy demand in the Argentine capital city.

CHILE

• The National Energy Commission postponed until January 30, 2009 the period for the submission of bids in the long-term auctions of the distribution companies CGE Distribución, Chilquinta and Saesa, for their regulated customers consumption starting from January 1, 2010.

• The Mining and Energy Committee of the Chamber of Deputies approved and dispatched the bill creating the Ministry of Energy. Among its new powers are those related to energy efficiency, in particular the creation of a Chilean Agency of Energy Efficiency and the possibility of determining minimum standards of energy efficiency.

COLOMBIA

No relevant changes.

PERÚ

• On November 18, Transportadora de Gas del Perú (TGP) obtained the approval of a US$150 million loan from the Corporación Andina de Fomento (CAF), Banco de Crédito del Perú (BCP) and Natixis Bank, France. The proceeds will be used to expand the gas and liquids pipelines in order to alleviate the pipeline congestion toward the last quarter of 2009.

MARKET RISK ANALYSIS

ARGENTINA

• Hydrological risk: The Chocón reservoir ended December with a water level of 380.13 msl, higher than the level of 368.6 msl recorded at the end of the year before. This means a greater accumulated energy potential in the reservoir of 1,400 GWh, compared to the previous year. Flows in the Limay (Chocón) basin were around 19% below average for the month of December.

CHILE

• Hydrological risk: So far in this hydrological year, the system has experienced a normal type of hydrology with contributions with a probability of excess of 41.9% . As of December 31, the level of the reservoirs of Endesa Chile and subsidiaries was approximately 5,652 GWh of equivalent energy (around 12% above the level recorded as of December 31, 2007).

• Fuels risk: Effective November 20, the Taltal plant had average gas supplies that enabled it to generate at full load. These supplies of natural gas from Argentina are due to problems in the pipeline that supplies Brazil from Bolivia, which resulted in additional gas available to Argentina which allows larger injections into Chile.

COLOMBIA

• Hydrological risk: Total flows on the SIN to December 2008 were 118% of the historic average (wet hydrology). For Guavio, the tributaries for the same period were 92% (normal-dry condition) and for Betania were 115% (wet hydrology).

PERU

• Hydrological risk: Edegel’s total volume of water stored in lakes and reservoirs as of the end of December 2008 reached 116.9 MMm3, which represents 50% of total capacity. Flows in the Rimac basin in 2008 were 94% of average (semi-dry condition). On the rivers Tulumayo and Tarma, the flows were 83% and 75% (both in the dry category) of average, respectively.

• Fuels risk: During the last quarter, Edegel signed firm transportation contracts with Cálidda and TGP for its Ventanilla and Santa Rosa units, within the 11th open season for transportation capacity organized by those companies.

EXCHANGE AND INTEREST RATE RISKS ANALYSIS

The Company has a considerable percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. On the other hand, the markets in which the foreign subsidiaries operate show a lower indexation to the dollar than in Chile, thus having a higher portion of this financing in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to minimize fluctuations in its results caused by exchange rate variations. Considering the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position followed when hedging transactions are undertaken.

As of December 31, 2008, the Company didn’t have any exchange rate coverage instrument in consolidated terms. As of December 31, 2007, the Company has hedged US$ 125 million through dollar-peso swap and dollar-peso forward contracts.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 73% / 27% as of December 31, 2008. The percentage at fixed rates has reduced from the 82% / 18% fixed / variable percentages at the same date in 2007, thus reducing the interest-rate fluctuation risk.

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 10

2008	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	8,540.1	1,940.0	10,480.2	19,807.1	12,905.1	8,101.9	31,487.2	51,294.3

Hydro generation	-	1,940.0	1,940.0	13,784.1	12,402.6	4,188.7	18,531.3	32,315.4

Thermo generation	8,540.1	-	8,540.1	5,992.6	502.5	3,913.3	12,955.9	18,948.6

Wind generation	-	-	-	30.4	-	-	-	30.4

Purchases	79.5	614.3	693.7	402.8	3,611.4	524.6	4,829.7	5,232.5

Purchases to related companies	-	-	-	4,996.4	-	-	-	4,996.4

Purchases to other generators	-	-	-	211.1	885.4	-	885.4	1,096.4

Purchases at spot	79.5	614.3	693.7	191.8	2,726.0	524.6	3,944.4	4,136.1

Transmission losses, pump and other consumption	76.2	-	76.2	401.9	148.6	165.7	390.5	792.4

Total electricity sales	8,543.4	2,554.3	11,097.7	19,808.0	16,367.9	8,460.8	35,926.5	55,734.5

Sales at regulated prices	-	-	-	11,466.0	8,738.9	3,574.0	12,312.9	23,778.9

Sales at unregulated prices	1,032.7	1,364.2	2,396.9	5,025.0	2,429.7	4,651.4	9,477.9	14,502.9

Sales at spot marginal cost	7,510.7	1,190.1	8,700.8	3,317.0	5,199.3	235.5	14,135.6	17,452.6

Sales to related companies generators	-	-	-	4,996.4	-	-	-	4,996.4

TOTAL SALES OF THE SYSTEM	105,938.3	105,938.3	105,938.3	52,813.2	74,628.7	26,771.2

Market Share on total sales (%)	8.1%	2.4%	10.5%	37.5%	21.9%	31.6%

2007	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	8,420.9	3,696.2	12,117.1	18,773.0	11,941.8	7,654.4	31,713.4	50,486.4

Hydro generation	-	3,696.2	3,696.2	13,179.4	11,427.2	4,384.6	19,508.0	32,687.5

Thermo generation	8,420.9	-	8,420.9	5,591.0	514.6	3,269.9	12,205.3	17,796.3

Wind generation	-	-	-	-	-	-	-	-

Purchases	106.8	260.1	366.9	1,041.9	3,814.0	498.9	4,679.8	5,721.7

Purchases to related companies	-	-	-	6,564.2	-	-	-	6,564.2

Purchases to other generators	-	-	-	890.1	788.9	-	788.9	1,678.9

Purchases at spot	106.8	260.1	366.9	151.8	3,025.1	498.9	3,890.9	4,042.7

Transmission losses, pump and other consumption	77.7	-	77.7	602.4	142.7	160.1	380.5	982.8

Total electricity sales	8,450.0	3,956.3	12,406.3	19,212.1	15,613.1	7,993.5	36,012.9	55,225.1

Sales at regulated prices	-	-	-	11,501.6	8,045.8	3,333.9	11,379.7	22,881.3

Sales at unregulated prices	1,023.0	1,341.5	2,364.5	5,280.9	2,493.4	4,235.3	9,093.2	14,374.1

Sales at spot marginal cost	7,427.0	2,614.9	10,041.8	2,429.6	5,073.8	424.3	15,540.0	17,969.6

Sales to related companies generators	-	-	-	6,563.9	-	-	-	6,563.9

TOTAL SALES OF THE SYSTEM	102,950.3	102,950.3	102,950.3	52,656.2	72,660.8	24,615.1

Market Share on total sales (%)	8.2%	3.8%	12.1%	36.5%	21.5%	32.5%

Business Information in Chilean Operations Main Operating Figures in GWh

Table 10.1

2008	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	15,305.3	3,589.4	18,894.7	912.4	19,807.1

Hydro generation	10,194.6	3,589.4	13,784.1	-	13,784.1

Thermo generation	5,080.2	-	5,080.2	912.4	5,992.6

Wind generation	30.4	-	30.4	-	30.4

Purchases	5,207.5	41.0	252.0	150.8	402.8

Purchases to related companies	4,996.4	-	4,996.4	-	4,996.4

Purchases to other generators	211.1	-	211.1	-	211.1

Purchases at spot	-	41.0	41.0	150.8	191.8

Transmission losses, pump and other consumption	384.3	16.5	400.8	1.1	401.9

Total electricity sales	20,128.4	3,613.9	18,745.9	1,062.1	19,808.0

Sales at regulated prices	11,113.9	352.1	11,466.0	-	11,466.0

Sales at unregulated prices	3,965.9	176.8	4,142.7	882.3	5,025.0

Sales at spot marginal cost	1,552.1	1,585.1	3,137.2	179.8	3,317.0

Sales to related companies generators	3,496.4	1,500.0	4,996.4	-	4,996.4

TOTAL SALES OF THE SYSTEM	39,594.2	39,594.2	39,594.2	13,218.9	52,813.2

Market Share on total sales (%)	42.0%	5.3%	47.3%	8.0%	37.5%

2007	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	14,403.4	3,436.7	17,840.0	933.0	18,773.0

Hydro generation	9,742.8	3,436.7	13,179.4	-	13,179.4

Thermo generation	4,658.0	-	4,658.0	933.0	5,591.0

Wind generation	2.6	-	2.6	-	2.6

Purchases	7,454.3	4.5	894.6	147.3	1,041.9

Purchases to related companies	6,564.2	-	6,564.2	-	6,564.2

Purchases to other generators	890.1	-	890.1	-	890.1

Purchases at spot	-	4.5	4.5	147.3	151.8

Transmission losses, pump and other consumption	576.0	14.3	590.3	12.1	602.4

Total electricity sales	21,281.0	3,426.9	18,143.9	1,068.2	19,212.1

Sales at regulated prices	11,277.7	223.9	11,501.6	-	11,501.6

Sales at unregulated prices	4,100.9	158.8	4,259.7	1,021.2	5,280.9

Sales at spot marginal cost	1,288.8	1,093.8	2,382.6	47.0	2,429.6

Sales to related companies generators	4,613.5	1,950.4	6,563.9	-	6,563.9

TOTAL SALES OF THE SYSTEM	39,981.8	39,981.8	39,981.8	12,674.4	52,656.2

Market Share on total sales (%)	41.7%	3.7%	45.4%	8.4%	36.5%

Endesa Chile’s Operating Revenues and Expenses breakdown by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$
	2007	2008	2007	2008	% Var.

OPERATING REVENUES	1,880,664	2,491,589	2,954,928	3,914,822	32.5%

Energy Sales Revenues:	1,830,080	2,419,998	2,875,449	3,802,338	32.2%

Endesa Chile and Subs. in Chile	1,014,839	1,329,344	1,594,530	2,088,686	31.0%
Costanera	227,845	298,913	357,994	469,657	31.2%
Chocón	60,675	54,030	95,334	84,893	(11.0%)
Emgesa	345,707	492,309	543,180	773,523	42.4%
Edegel	181,014	245,402	284,412	385,579	35.6%

Other Revenues:	50,584	71,590	79,478	112,484	41.5%

Generation in Chile	17,348	31,340	27,257	49,242	80.7%
Other Businesses in Chile	31,567	37,665	49,598	59,180	19.3%
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	408	912	640	1,433	123.8%
Edegel	1,262	1,673	1,982	2,629	32.6%

OPERATING EXPENSES	1,218,649	1,549,013	1,914,760	2,433,833	27.1%

Depreciation and Amortization:	210,753	248,455	331,138	390,377	17.9%

Generation in Chile	98,525	106,600	154,804	167,492	8.2%
Other Businesses in Chile	2,382	2,476	3,743	3,890	3.9%
Costanera	27,250	37,651	42,815	59,158	38.2%
Chocón	13,003	15,349	20,430	24,116	18.0%
Emgesa	34,551	42,213	54,287	66,325	22.2%
Edegel	35,041	44,167	55,058	69,396	26.0%

Other Fixed Costs:	94,645	118,300	148,707	185,875	25.0%

Generation in Chile	28,805	33,042	45,259	51,917	14.7%
Other Businesses in Chile	20,388	24,249	32,035	38,100	18.9%
Costanera	11,819	15,927	18,570	25,024	34.8%
Chocón	2,761	3,448	4,338	5,417	24.9%
Emgesa	16,382	22,898	25,740	35,977	39.8%
Edegel	15,525	19,547	24,393	30,713	25.9%
Consolidation Adjustments of Foreign Subsidiaries	(1,036)	(810)	(1,628)	(1,273)	21.8%

Variable Costs:	913,252	1,182,258	1,434,915	1,857,581	29.5%

Costanera	185,625	234,895	291,657	369,070	26.5%
Chocón	16,023	21,649	25,175	34,015	35.1%
Emgesa	115,458	158,169	181,409	248,517	37.0%
Edegel	71,759	117,530	112,749	184,665	63.8%
Fuels and Lubricants in Chile	323,204	467,592	507,824	734,687	44.7%
Energy Purchases in Chile	65,169	56,836	102,394	89,302	(12.8%)
Tolls and Energy Transport Costs in Chile	113,396	103,335	178,169	162,361	(8.9%)
Other Variable Costs of Generation in Chile	19,666	19,287	30,899	30,303	(1.9%)
Other Variable Costs of Other Businesses in Chile	2,952	2,966	4,638	4,661	0.5%

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country si net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the Argentine subsidiaries.

Endesa Chile’s Operating Income breakdown by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$
	2007	2008	2007	2008	% Var.

OPERATING REVENUES	1,880,664	2,491,589	2,954,928	3,914,822	32.5%

Generation in Chile	1,032,187	1,360,684	1,621,787	2,137,928	31.8%
Other Businesses in Chile	31,287	37,665	49,158	59,180	20.4%
Costanera	227,845	298,913	357,994	469,657	31.2%
Chocón	60,675	54,030	95,334	84,893	(11.0%)
Emgesa	346,395	493,221	544,261	774,956	42.4%
Edegel	182,276	247,075	286,394	388,208	35.6%
Consolidation Adjustments of Foreign Subsidiaries	-	-	-	-

OPERATING EXPENSES	1,218,649	1,549,013	1,914,760	2,433,833	27.1%

Generation in Chile	648,765	786,692	1,019,349	1,236,062	21.3%
Other Businesses in Chile	25,723	29,690	40,416	46,650	15.4%
Costanera	224,694	288,472	353,043	453,252	28.4%
Chocón	31,787	40,445	49,944	63,548	27.2%
Emgesa	166,391	223,279	261,437	350,819	34.2%
Edegel	122,325	181,245	192,199	284,774	48.2%
Consolidation Adjustments of Foreign Subsidiaries	(1,036)	(810)	(1,628)	(1,273)	21.8%

GROSS INCOME	662,015	942,576	1,040,168	1,480,990	42.4%

Generation in Chile	383,422	573,992	602,438	901,865	49.7%
Other Businesses in Chile	5,564	7,975	8,742	12,530	43.3%
Costanera	3,151	10,441	4,952	16,405	231.3%
Chocón	28,888	13,585	45,390	21,345	(53.0%)
Emgesa	180,003	269,942	282,824	424,137	50.0%
Edegel	59,950	65,831	94,195	103,434	9.8%
Consolidation Adjustments of Foreign Subsidiaries	1,036	810	1,628	1,273	(21.8%)

GENERAL AND ADMINISTRATIVE COSTS	40,381	49,215	63,447	77,328	21.9%

Generation in Chile	19,579	23,280	30,762	36,578	18.9%
Other Businesses in Chile	1,411	1,665	2,216	2,617	18.0%
Costanera	2,729	4,157	4,288	6,532	52.3%
Chocón	1,332	1,667	2,092	2,620	25.2%
Argentinean Investment Companies	151	192	238	301	26.8%
Emgesa	5,468	6,971	8,591	10,953	27.5%
Edegel	9,690	11,285	15,224	17,731	16.5%
Peruvian Investment Companies	155	174	244	273	11.7%
Consolidation Adjustments of Foreign Subsidiaries	(133)	(176)	(209)	(277)	(32.4%)

OPERATING INCOME	621,634	893,360	976,721	1,403,662	43.7%

Generation in Chile	363,843	550,712	571,676	865,287	51.4%
Other Businesses in Chile	4,153	6,310	6,525	9,914	51.9%
Costanera	423	6,284	664	9,873	1386.9%
Chocón	27,557	11,918	43,298	18,725	(56.8%)
Argentinean Investment Companies	(151)	(192)	(238)	(301)	(26.8%)
Emgesa	174,536	262,971	274,233	413,184	50.7%
Edegel	50,261	54,546	78,970	85,703	8.5%
Peruvian Investment Companies	(155)	(174)	(244)	(273)	(11.7%)
Consolidation Adjustments of Foreign Subsidiaries	1,169	986	1,837	1,550	(15.6%)

INTERNATIONAL GENERATOR CONTRIBUTION	253,638	336,339	398,520	528,461	32.6%

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the Argentine subsidiaries.

Endesa Chile’s Ownership Structure, as of December 31, 2008 Total Shareholders: 19,886. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	20.01%
ADRs (Citibank N.A.)	5.49%
Individuals	4.34%
Others	10.18%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2008, on Thursday, January 29, 2009, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 61, international.
Dial-In number: 1 (888) 713 4199

Passcode I.D.: 77045653

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 28348438

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PY3RQLF6X

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: January 28, 2009